NOTICE OF CHANGE OF AUDITOR

FROM:	The Descartes Systems Group Inc. (the “Corporation”)

TO:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Autorité des marchés financiers (Québec)
Financial and Consumer Affairs Authority of Saskatchewan

Deloitte LLP
KPMG LLP

The Corporation hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as follows:

1.
On April 16, 2015 (the “Termination Date”), the Corporation, following consideration of responses to its request for proposals related to services as auditor of the Corporation, determined not to propose Deloitte LLP (the “Predecessor Auditor”) for reappointment as the auditor of the Corporation on the expiry of its term of office at the Annual Meeting of Shareholders of the Corporation (or any adjournment thereof) scheduled to be held on May 28, 2015 (the “Meeting”).

2.	Deloitte LLP has tendered its resignation on April 16, 2015 as auditor of the Corporation at the request of the Corporation.

3.
On the Termination Date, the Corporation also determined to engage KPMG LLP (the “Successor Auditor”) to fill the vacancy of the Predecessor Auditor and to hold such office until the Meeting, at which time the Successor Auditor will be proposed for appointment as auditor of the Corporation.

4.	The termination of the Predecessor Auditor and the appointment of the Successor Auditor were each considered and approved by the Board of Directors of the Corporation.

5.
The auditor’s reports prepared by the Predecessor Auditor in respect of the Corporation’s financial statements for the period commencing at the beginning of the Corporation’s two most recently completed financial years and ending on the Termination Date did not express a modified opinion.

6.	There have been no “reportable events” (as that term is defined in NI 51-102) between the Company and the Predecessor Auditor.

DATED at Waterloo, Ontario this 17th day of April, 2015.

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	General Counsel and Corporate Secretary